Exhibit 21.1

Subsidiaries of Rhino Resource Partners LP

Entity	Jurisdiction of Organization

Rhino Energy LLC	Delaware

CAM Mining LLC	Delaware

Rhino Northern Holdings LLC	Delaware

Hopedale Mining LLC	Delaware

Pennyrile Energy LLC	Delaware